05035863

VF 3-2-05

FORM X-17A-5

CM 3/10

URITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2005 WASH, D.C. 202

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **January 1, 2004** AND ENDING: **DECEMBER 31, 2004**

A. REGISTRANT IDENTIFICATION

8-65979

NAME OF BROKER-DEALER

STOUT RISIUS ROSS ADVISORS, LLC FOR OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32255 NORTHWESTERN HIGHWAY, SUITE 201
(No. and Street)

FARMINGTON HILLS	**MICHIGAN**	**48334**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK DIFRANCO	**248-208-8800**
(Name)	(Phone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

CLAYTON & McKERVEY, P.C.
(Accounting Firm)

27777 FRANKLIN ROAD, SUITE 1200
(No. and Street)

SOUTHFIELD	**MICHIGAN**	**48034**
(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

OATH OR AFFIRMATION

I, Jack DiFranco, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Jack DiFranco

Managing Director

Subscribed and sworn to before me this 21st date of Feb, 2005

Deborah Rhodes

Notary Public

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income (loss)
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☑ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

CONTENTS

CLAYTON & McKERVEY, P.C.
Certified Public Accountants & Business Advisors
member of PKF International

INDEPENDENT AUDITORS' REPORT

Member
STOUT RISIUS ROSS ADVISORS, LLC
Southfield, Michigan

We have audited the accompanying statements of financial condition of STOUT RISIUS ROSS ADVISORS, LLC, (the "Company") as of December 31, 2004 and 2003, and the related statements of income (loss), changes in member's equity, and cash flows for the year ending December 31, 2004 and the period beginning May 16, 2003 and ending December 31, 2003, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position for STOUT RISIUS ROSS ADVISORS, LLC at December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ending December 31, 2004 and the period beginning May 16, 2003 and ending December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 1, 2005

27777 Franklin Road, Suite 1200 - Southfield, Michigan 48034 - USA
Telephone (248) 358-0920 Fax (248) 358-4766 www.claytonmckervey.com

STOUT RISIUS ROSS ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

ASSETS	2004	2003
Cash	$ 866,056	$ 12,005
Cash segregated under central registration depository	432	540
Billed and unbilled receivables from customers	37,782	0
Organizational costs (net of accumulated amortization of $2,349 for 2004 and $0 for 2003)	9,396	11,745
Prepaid expenses	17,855	0
TOTAL ASSETS	**$ 931,521**	**$ 24,290**

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 29,925	$ 0
Retainers	20,000	0
Member's equity	881,596	24,290
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 931,521**	**$ 24,290**

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, LLC

STATEMENTS OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2004
AND PERIOD BEGINNING MAY 16, 2003
AND ENDING DECEMBER 31, 2003

	2004	2003
REVENUES:		
Investment banking	$ 3,650,980	$ 0
EXPENSES:		
Employee compensation and benefits	2,551,803	0
Marketing	140,693	0
Computer costs	27,459	0
Continuing education	15,092	0
Library and subscriptions	111,793	0
Amortization expense	2,349	0
Recruiting and employee relations	29,623	0
Cell phones	12,533	0
Unrecovered client costs	27,508	0
Management fees	360,000	0
Professional dues and licenses	10,991	8,705
Professional fees	29,276	3,666
Other expenses	1,008	39
Total expenses	3,320,128	12,410
NET INCOME (LOSS)	**$ 330,852**	**$ (12,410)**

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004
AND PERIOD BEGINNING MAY 16, 2003
AND ENDING DECEMBER 31, 2003

Balance at May 16, 2003	$ 0
Net loss	(12,410)
Capital contributed	36,700
Balance at December 31, 2003	**$ 24,290**
Balance at January 1, 2004	$ 24,290
Net income	330,852
Capital contributed	526,454
Balance at December 31, 2004	**$ 881,596**

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, LLC

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
AND PERIOD BEGINNING MAY 16, 2003
AND ENDING DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	2004	2003
Net income (loss)	$ 330,852	$ (12,410)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Amortization	2,349	0
Net changes in assets and liabilities from operations:		
Cash segregated under central registration depository	108	(540)
Billed and unbilled receivables from customers	(37,782)	0
Organizational costs	0	(11,745)
Prepaid expenses	(17,855)	0
Accounts payable	29,925	0
Retainers	20,000	0
Net cash provided by (used in) operating activities	327,597	(24,695)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	526,454	36,700
Net cash provided by (used in) financing activities	526,454	36,700
NET INCREASE IN CASH	854,051	12,005
CASH		
Beginning of period	12,005	0
End of period	**$ 866,056**	**$ 12,005**

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan and Illinois.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
Stout Risius Ross Advisors, LLC is owned entirely by Stout Risius Ross, Inc. The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by them, nor have intercompany accounts and transactions been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees earned from providing merger, acquisition, divestiture, corporate finance, and strategic advisory services.

Partnership – Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities for each year reported. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Amortization
Organizational costs have been recorded and are being amortized on a straight line basis over five years.

Advertising
The Company expenses advertising production costs as they are incurred.

NOTE C: CASH

The Company maintains its cash in a bank deposit account with a financial institution. The Federal Deposit Insurance Corporation insures up to $100,000 of the account. The bank accounts, at times, may exceed federally insured limits. The Company has not experienced any losses.

NOTE D: CASH SEGREGATED UNDER CENTRAL REGISTRATION DEPOSITORY

Cash of $432 and $540 was segregated and maintained under a separate account under an agreement with the NASD for the years ended December 31, 2004 and 2003, respectively. The account is established to pay for regulatory and customary expenses to comply with the NASD.

NOTE E: BANK LOANS

The Company's parent company, Stout Risius Ross, Inc., has entered into loans with a bank, whereas certain assets of the Company are collateralized by this loan.

NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $816,131, which was $811,131 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital is .06 to 1. At December 31, 2003, the Company had net capital of $12,005, which was $7,005 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital is 0%.

NOTE G: SCHEDULE I

SCHEDULE I

STOUT RISIUS ROSS ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Net capital	2004	2003
Total member's equity	$ 881,596	$ 24,290
Deduct member's equity not allowable for net	0	0
Total member's equity qualified for net capital	881,596	24,290
Add:		
Subordinated borrowings allowable in computation of net capital	0	0
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated borrowings	881,596	24,290
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under central registration depository	(432)	(540)
Organizational costs	(9,396)	(11,745)
Billed and unbilled receivables from customers	(37,782)	0
Prepaid expenses	(17,855)	0
Secured demand note deficiency	0	0
Commodity future contracts	0	0
Other deductions or charges	0	0
	(65,465)	(12,285)
Other additions or charges	0	0
Net capital before haircuts on securities positions (tentative net capital)	816,131	12,005
Haircuts on securities		
Contractual securities commitments	0	0
Securities collateralizing secured demand notes	0	0
Trading and investment securities	0	0
	0	0
Net capital	**$ 816,131**	**$ 12,005**

NOTE G: SCHEDULE I, continued

	2004	2003
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	29,925	0
Retainers	20,000	0
Drafts for immediate credit	$ 0	$ 0
Market value of securities borrowed for which no equivalent value is paid or credited	0	0
Other unrecorded amounts	0	0
Total aggregate indebtedness	$ 49,925	$ 0
Computation of basic net capital requirement		
Minimum net capital required:		
Company	$ 5,000	$ 5,000
Excess net capital at 1,500 percent	$ 811,131	$ 7,005
Ratio: Aggregate indebtedness to net capital	.06 to 1	0%

No material differences exist between the computation on Schedule I and the broker-dealer's unaudited filing of Part IIA of the FOCUS report.

NOTE H: REQUIRED SUPPLEMENTARY SCHEDULES

Certain supplementary schedules are required to be filed with the financial statements. These supplementary schedules are required to be presented in the format required by SEC rules and required to be filed as a part of the broker-dealer's FOCUS report. The following required supplementary schedules were not prepared because they did not apply:

- **Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3** – Pursuant to Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, the Company is exempt from the reserve requirements set forth. The Company is a limited business and does not carry customer accounts.

NOTE H: REQUIRED SUPPLEMENTARY SCHEDULES, continued

- **Information Relating to Possession or Control Requirements Under Rule 15c3-3** This schedule discloses the number of security positions and the related market value of securities required to be in possession or control that had not been reduced to possession or control in the proper timeframe because (a) properly issued segregation instructions were not acted upon or (b) segregation instructions were not issued. The company does not possess or control securities, therefore, this schedule does not apply.

- **Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act** – This schedule shows the computation of the amount of funds that must be segregated for customer's trading on U.S. commodity exchanges and the total funds segregated by the broker-dealer to meet those requirements. The secured amount schedule shows the computation of funds required to be set-aside in separate accounts for customers trading on non-U.S. commodity exchanges and the amount of funds in such separate accounts. The company does not maintain any of these funds and therefore, this schedule does not apply.

NOTE I: RELATED COMPANY TRANSACTIONS

The Company has entered into an expense agreement with its parent company, Stout Risius Ross, Inc. effective January 1, 2004. This agreement can be terminated by either party. In summary the agreement addresses the following expenses:

- The Company shall reimburse the parent for all direct expenses, such as compensation, licensing and registration fees, banking fees, professional fees, liability insurance, and other expenses directly attributable to the company.

- The Company shall pay the parent a monthly fee of $30,000 for the reimbursement of shared expenses. These expenses are for the costs of office facility rent and utilities, office supplies, computers and related technology support, telephones, taxes, marketing, general business and property insurance, and administrative support.

For the year ended December 31, 2004, the Company paid $360,000 to its parent for shared expenses. In addition, as of December 31, 2004, the Company had $17,160 due to its parent which is recorded in accounts payable.

As of December 31, 2003, there were no charges for any direct or shared expenses of the parent Company.